UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-26027

                            CUSIP Number: 238162 10 1

Check One:
|_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q  |_| Form NSAR

      For the period ended: March 31, 2005

      |_|   Transition Report on Form 10-K

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q

      |_|   Transition Report on Form NSAR

      For the transition period ended: Not Applicable

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Datigen.com, Inc.

Former Name if Applicable:


Address of Principal Executive Office: 207 Piaget Avenue, Clifton, NJ 07011

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Datigen.com, Inc. (the "Company") could not complete the filing of its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-QSB, which delay could not be eliminated by the Company without unreasonable effort and expense. Such delay was primarily due to the changes in the management of the Company resulting from the Company's acquisition of all the assets constituting the Battery Brain product from Purisys, Inc., pursuant to an Asset Purchase Agreement, dated March 23, 2005. Subsequent to such acquisition, the Company's sole officer resigned and was replaced by a new chief executive officer and a chief technology officer. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      David Lubin, Esq.          516          569-9629
      -----------------      ----------- ------------------
      (Name)                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

      Yes |X| No |_|

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

      Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

It is anticipated that a significant change in results of operations from the Quarterly Report on Form 10-QSB filed for the fiscal quarter ending March 31, 2004 will be reflected by the earning statements to be included in the Quarterly Report on Form 10-QSB for the fiscal quarter ending March 31, 2005. In the fiscal quarter ending March 31, 2005 net income is anticipated to be a negative amount compared to approximately $76,768 for the fiscal quarter ending March 31, 2004. The decrease in net income is due to the Company's cessation of its trip hazard removal and franchising operations following a change in control of the Company on November 24, 2004. On November 24, 2004, a majority of the Company's common stock was purchased by Amir Uziel and six other non-affiliated individuals, and the Company's then directors and officers resigned and were replaced by Mr. Uziel. Since then, the Company has ceased operating in the trip hazard removal and franchising businesses that it had been operating in prior to such change in control and has had no operating revenues. Instead, the Company has focused on acquiring the assets related to a product known as the Battery Brain (the "Battery Brain Assets"), so that the Company may engage in the manufacturing, distribution, and sale of the Battery Brain. The Company's acquisition of the Battery Brain Assets was consummated on March 23, 2005. All sales relating to the Battery Brain Assets subsequent to such date belong to the Company.

                                DATIGEN.COM, INC.
                                -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005

                                            By: /s/ Jerome Chaney
                                                --------------------------------
                                            Name:  Jerome Chaney
                                            Title: Chief Executive Officer

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001)